Formation Minerals, Inc.

4730 S. Fort Apache Rd.

Suite 300

Las Vegas, Nevada 89147
(972) 217-4080

May 13, 2024

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Formation Minerals, Inc. (formerly known as Verde Bio Holdings, Inc.)
Withdrawal of Rule 477 Application for Withdrawal Previously Made on Form RW (File No. 333-275288)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Formation Minerals, Inc. (formerly known as SensaSure Technologies Inc.) as successor by merger to, and on behalf of. Formation Minerals, Inc., a Nevada corporation formerly known as Verde Bio Holdings, Inc. (the “Company”) hereby respectfully requests that the Form RW registration withdrawal request (SEC Accession No. 0001213900-24-040824) be withdrawn. The Company intends to refile a Form RW which includes the statement that no shares have been sold under the Company’s Registration Statement on Form S-1 (No. 333-275288).

Should you have any questions regarding this application for withdrawal, please contact the Company’s outside legal counsel, J. Martin Tate of Kunzler Bean & Adamson, by telephone at (801) 792-5002.

Sincerely,

FORMATION MINERALS, INC. (formerly known as Verde Bio Holdings, Inc.)

By: Formation Minerals, Inc. (formerly known as SensaSure Technologies Inc.) as successor by merger to Verde Bio Holdings, Inc.

By:	/s/ Scott A. Cox
Name: Scott A. Cox
Title: President, Chief Executive Officer and Chief Financial Officer